AMARIN RECEIVES EXTENSION FROM NASDAQ TO FILE ITS 2008 ANNUAL REPORT ON FORM 20-F

DUBLIN, Ireland, October 5, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that Nasdaq has granted the Company’s requested extension to the deadline to file its 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission to regain compliance with Nasdaq's filing requirements for continued listing. The new date for filing is on or before November 2, 2009. The Company plans to file the Annual Report on Form 20-F by this date.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease.

Amarin has a number of non-core programs for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of October 5, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.